PROVIDENCE RESOURCES, INC.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

May 2, 2007

Carmen Moncada-Terry

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE: Providence Resources, Inc.

      Amendment No.2 to Registration Statement on Form SB-2

      Filed February 28, 2007

      File No. 333-139832

Dear Ms. Moncada-Terry:

Thank you for your comments dated March 5, 2007, related to the Registration Statement on Form SB-2/A-2 for Providence Resources, Inc. (the “Company”).

On behalf of the Company, we do hereby submit this response letter in connection with the filing of our amended Registration Statement on Form SB-2/A-3 filed electronically on May 2, 2007. Additionally, we have filed our supplemental response on EDGAR as a correspondence file and sent two blackline copies and two redline copies of our amended filing to your attention by overnight courier.

Please direct any additional comments or questions to Nora Coccaro at the Corporation’s address or the following fax number: (604) 687-6755.

The following are our detailed responses to your comments.

Form SB-2/A-2 filed February 28, 2007

General

1.     Please update the financial information throughout the filing to comply with Item 310(g) of Regulation S-B.

      Response:

        We have updated our financial information to comply with Item 310(g) of Regulation S-B.

Selling Security Holders, page 10

2.

The disclosure you have provided for the column entitled “Number of Shares (and warrants) Held Before the Offering” suggests that the selling security holders do not own either the shares of common stock or the warrants being offered for resale. Further, the reference to warrants in the column appears to be confusing given that you provide a column entitled “Number of Warrants Offered For the Selling Security Holder Accounts.” Please refer to Rule 13d-3 for calculating beneficial ownership with respect to the shares held before and after the offering and revise your tables accordingly.

      Response:

We have revised our table to clarify our disclosure pertaining to the respective ownership of shares and warrants both before and after the offering. Further, we have referred to Rule 13d-3 in calculating beneficial ownership with respect to the shares held before and after the offering.

3.	It appears that the second table does not include the percentage of shares owned by the selling shareholders after the offering. Please revise.

      Response:

        We have revised our table to include the percentage of shares owned by the selling shareholders after the offering.

Undertakings

4.

Please ensure that you include all the required undertakings, including Item 512(a)(4) of Regulation S-B, and that each undertaking precisely reflect the language set forth in Item 512. It appears that you have modified some of the language to suit your presentation. Please revise.

      Response:

We have revised our disclosure to include precisely all required undertakings relevant to our offering, including those undertakings set forth in Items 512(a)(4) of Regulation S-B.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing of a Registration Statement on Form SB-2/A-3, please contact me. I may be reached at (604) 602-1717.

Sincerely,

/s/ Nora Coccaro

Nora Coccaro

Chief Executive Officer